

September 16, 2014

Via Email
John P. Rochon
Chief Executive Officer
CVSL, Inc.
2400 North Dallas Parkway, Suite 230
Plano, TX 75093

> **Re:** **CVSL, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 5, 2014**
> **File No. 333-196155**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-52818**

Dear Mr. Rochon:

We have reviewed your registration statement and your filing on Form 10-K for fiscal year ended December 31, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed September 5, 2014

Notes to the Consolidated Financial Statements, page F-8

(3) Acquisitions, Dispositions and Other Transactions, page F-15

1. We note your response to comment 5 in our letter dated August 21, 2014 supporting your conclusion that predecessor financial statements are not warranted. Please explain the

extent you determined the financial statements of TLC are not required to be included under Item 11(e) of Form S-1.

(14) Segment Information, page F-28

2. We note your response to comment 9 in our letter dated August 21, 2014 and that you have grouped your similar products into two categories: consumable and non-consumable. We believe these categories are overly broad and not consistent with the objectives of ASC 280. You disclose on page two the seven businesses acquired and you disclose on page one the seven major product categories in which you have a presence; namely, home décor, gourmet foods and spices, nutritional supplements, skin care, home improvement, stationery and home security. Your company website also refers to these multiple product categories. Further, we note on page 58 you believe that one of the factors that sets you apart from your competitors is your ". . . diverse product offerings . . ." Please tell us your consideration of disclosing revenues for the major product categories you refer to in your disclosures throughout the prospectus as well as on your company's website.

Consolidated Statements of Cash Flows (Unaudited)

3. We note your response to comment 10 in our letter dated August 21, 2014. Please explain why the reconciliation of the balance sheets accounts and the changes shown in your response are not consistent with the changes that were disclosed on the cash flows statement for the three months ended March 31, 2014.

Notes to the Unaudited Consolidated Financial Statements, page F-34

(1)General, page F-34

Reclassifications, page F-34

4. We note in response to comment 1 in our letter dated August 21, 2014. Please explain why you decided to remove the disclosure explaining the nature of and reasons for the reclassifications on page F-34. In response to comment 10 of our letter dated July 31, 2014 you indicated this disclosure would be included in future filings. Please refer to ASC 205-10-50-1.

(15) Subsequent Events, page F-47

5. Please expand to disclose whether or not you received anything in exchange for the warrants issued on July 2, 2013. In addition, please clarify if the 105,262 shares of restricted common stock issued was compensation to the two directors.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

6. Please address the above comments as they apply to your Form 10-K for the fiscal year ended December 31, 2013 and the subsequent Forms 10-Q and revise your corresponding disclosures according. You must address the above comments and provide us with your proposed response and revised disclosure even if you do not proceed with the offering contemplated by the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272, or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Dietrich King, Legal Branch Chief, at 202-551-3338, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director

cc: Leslie Marlow, Esq.